UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ATMI, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

00207R101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00207R101	Page 2 of 6

1	Names of reporting persons Granahan Investment Management, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 277,425
	6	Shared voting power 0
	7	Sole dispositive power 1,892,975
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,892,975
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 5.9% (1)
12	Type of reporting person IA

(1)	Reflects 31,841,502 shares of common stock outstanding as of September 30, 2013, as reported by ATMI, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 23, 2013.

SCHEDULE 13G

CUSIP No. 00207R101	Page 3 of 6

Item 1(a).	Name of Issuer:

ATMI, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7 Commerce Drive

Danbury, CT

Item 2(a).	Name of Person Filing:

Granahan Investment Management, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

275 Wyman Street, Suite 270

Waltham, MA 02451

Item 2(c).	Citizenship:

Massachusetts

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP No.:

00207R101

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

SCHEDULE 13G

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(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,892,975

(b)	Percent of class: 5.9%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 277,425

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,892,975

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

SCHEDULE 13G

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Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRANAHAN INVESTMENT MANAGEMENT, INC.

Date: February 14, 2014	By:	/s/ Jane M. White

Jane M. White, President and CEO
Name/Title